Genex Pharmaceutical, Inc.
1801 Guangyin Building, Youyibeilu
Hexi District, Tianjin City, China
Facsimile No. 011-86-022- 2337-8121

February 14, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 6010

Attention:       Dennis Hult
Staff Accountant
Division of Corporation Finance

Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance

Re:     Genex Pharmaceutical, Inc.
Form 10-KSB for the period ended December 31, 2005
Filed July 12, 2006
File Number 333-102118

Ladies and Gentlemen:

On behalf of Genex Pharmaceutical, Inc., a Delaware corporation (the "Company"), we submit this responses to the comments received from the Securities and Exchange Commission Staff (the "Staff") set forth in the Staff’s comment letter, dated October 3, 2006, relating to the above-referenced Form 10-KSB and subsequent filings. For your convenience, our responses are preceded by the Staff’s comment to which the response relates.

Form 10-KSB for the fiscal year December 31, 2005

Internal Controls and Procedures, page 18

1.              We note your statement that the principal executive officer and principal financial officer concluded that the company’s disclosure controls and procedures are effective "for future reporting periods" (emphasis added) based on their evaluation. Please revise future filings to indicate the conclusion drawn by your principal officers as to the effectiveness of disclosure controls and procedures as of the end of the period covered by the quarterly or annual report.

                   The Company notes your comment and will make this change in future filings.

Report of Independent Registered Public Accounting Firm, page F-2

Securities and Exchange Commission
February 14, 2007

2.              We note that audit report of Schwartz Levitsky Feldman LLP is dated March 30, 2006 except for note 1(b) as to which the date is May 19, 2006. We refer to Form 8-K filed April 4, 2006 which indicates your auditor was retained effective March 29, 2006. Please have your auditors tell us how they were able to conduct their audit in one day.

Although Schwartz Levitsky Feldman LLP ("SLF") was officially engaged on March 29, 2006, we had a verbal agreement as to the terms of engagement on March 1, 2006, for the December 31, 2005 audit. The timeline of key events in SLF’s engagement is as follows:

Date	Event
March 1 2006	SLF commenced audit after verbally agreeing on terms of engagement
March 28, 2006	The Company provided signed audit engagement letter to SLF
March 29, 2006	Effective date of change in accountant to SLF
March 30, 2006	Completion of audit fieldwork

3.              We see that your auditor is located in Canada and that you are incorporated in the United States. The staff interprets Article 2 to Regulation S-X to require that the audit report on the financial statements of a domestic registrant to be rendered ordinarily by an auditor licensed in the United States. Tell us why you have selected an auditor located in Canada. Tell us who performed the US GAAP quality review of your financial statements and describe that person’s expertise in US GAAP and GAAS as required under Rule 3400T of the PCAOB.

                SLF is a firm of Canadian chartered accountants with offices in several Canadian provinces. SLF is duly registered with the PCAOB. SLF has also advised us that in a letter dated November 8, 1996, Mr. Robert Lavery, Assistant Chief Accountant, Office of the Chief Accountant, indicated that the Staff would not object to reports issued by SLF that are contained in SEC filings. SLF has further informed us that it has conducted audits of SEC registrants since receipt of Mr. Lavery’s letter in 1996. We note that a review of the SEC Edgar database reveals that SLF performs audits and issues audit reports for several other SEC registrants.

                SLF has advised us that it supports a special division within the firm that primarily provides audit services for SEC registrants. We understand this division is comprised of members who are knowledgeable in US GAAP, US GAAS and the auditing standards of the PCAOB. SLF has informed us that several members of the division are CPAs licensed to practice in a number of US states. Finally, SLF has advised us that members of this division receive training and attend continuing education courses concerning US GAAP and US audit practice on a regular basis. We understand that Mr. Gerry Goldberg of SLF also discussed these matters with Ms. Angela Crane on or about January 11, 2007.

Securities and Exchange Commission
February 14, 2007

                  We selected SLF because of its reputation and experience with companies based outside the US that are SEC registrants, including with companies located in China. SLF has several staff members who speak Mandarin and the firm as a whole is familiar with Chinese culture and business practices. We believe many larger US accounting firms are unable to provide the same level of service as SLF in a cost-effective manner for a Chinese company of our size.

Notes to financial statements, page F-8

Note lb. Ownership of a PRC Subsidiary, page F-8

4.              We note that the company has not received regulatory approval from the relevant authorities for the acquisition of their wholly owned subsidiary Tianjin Zhongjin Biology Development Co. ("TZBD") and you have not submitted the application for approval, but instead are relying upon trustee agreements with the legal shareholder of TZBD. Please address the following:

•               Discuss how you considered the necessary approval from the relevant regulatory authorities in accounting for the share exchange transaction and cite any applicable accounting literature upon which you relied. Discuss your consideration of whether and how these circumstances raises questions concerning whether ownership of TZBD has been transferred.

                 Please see discussion below.

•               Explain why you have not submitted the application for the change of the equity interest of TZBD and when you plan to submit

               In the past, there was not a well-established approval system in China for a foreign company to acquire a Chinese subsidiary such as TZBD. As a result, various kinds of arrangements have been used in cross-border business transactions to achieve the goal of foreign ownership of a Chinese business, among them, trustee arrangements. On September 8, 2006, the Chinese government issued a new rule, "Regulations on Foreign Investors’ Acquisition of Chinese Domestic Companies." This rule has made it possible for the Company to make a formal application for approval of the acquisition. Although some issues relating to the new procedure remain, the Company intends to submit the application for approval in the first half of 2007.

•             We note your disclosure which states, "management believes that there should be no legal barrier for the company to obtain legal ownership of TZBD." Please clarify why you used the words "should be" instead of "would be." Discuss the possibility for the relevant authorities to question the legal ownership of TZBD, thereby invalidating the effectiveness of the share exchange.

Securities and Exchange Commission
February 14, 2007

                The sentence in Note 1(b) to our financial statements following the sentence you quote expresses the uncertainty of failing to obtain legal approval, consistent with the use of "should be." In light of the new regulations establishing a procedure for approving foreign acquisitions, the Company does not believe the authorities will withhold approval of the Company’s ownership of equity in TZBD.

•              Please discuss the significant terms of the trusteeship agreement entered into with the legal shareholders of TZBD. Describe for us the legal rights afforded Genex through its ownership of 100% of the outstanding voting stock of TZBD. Please explicitly address Genex’s legal right to appoint the Board of Directors and management of TZBD.

                For your reference, we filed the Trusteeship Agreement on July 12, 2006 as exhibit 10.2 to our Form 10-KSB for the period ended December 31, 2005. The Company had the direct ability to make decisions about TZBD’s activities through voting rights per the Trusteeship Agreement. In accordance with the Trusteeship Agreement, the Company was exclusively authorized to exercise all voting rights without limitation or restriction with respect to TZBD’s activities. Article 6.1(2) of the Trusteeship Agreement establishes the right of Company to elect members of TZBD’s board and to vote the TZBD shares. Article 2.1 of the Trusteeship Agreement provides that the Company is authorized to exercise all rights in the TZBD shares, including the right to vote and all management and administrative rights related thereto. In addition, per the management agreement, the Company is to receive a floating service fee equal to TZBD’s gross revenues less its gross expenses for each payment period. Consequently, the Company is in a position to absorb the expected losses and has the right to receive the expected residual returns of TZBD if they should occur.

•              Tell us more about the management service contract you entered into with TZBD. Discuss what would happen if either party terminates the contract.

               For your reference, we filed the Contract for Management Services on July 12, 2006 as exhibit 10.1 to our Form 10-KSB for the period ended December 31, 2005. In the Contract for Management Services, TZBD engages the Company as the exclusive provider of management services in connection with the management of TZBD, including administrative services, management support of daily operations, and product production and distribution, among other things. See Article 1-1 of the Contract for Management Services. The Contract for Management Services is for a term of fifty years, and may be terminated only with the mutual written consent of the Company and TZBD. The Trusteeship Agreement will expire and terminate upon the termination of the above mentioned management agreement. If the term of the Contract for Management Services is extended, the Trusteeship Term would likewise automatically be extended.

•             Highlight the US GAAP guidance that supports your accounting for these transactions.

               The Company has the ability to make decisions about TZBD’s activities through voting rights, the obligation to absorb the expected losses of TZBD and the right to receive the expected residual returns of TZBD. Accordingly, the Company determined in accordance with FIN 46 that TZBD’s operations should be consolidated with those of the Company.

Securities and Exchange Commission
February 14, 2007

Note 3. Summary of Significant Accounting Policies, page F-9

h. Revenue Recognition, page F-10

5.              We note that the company "generally" recognizes revenue when all four criteria in SAB 104 are met. Please tell us when this would not be the case.

                 We agree that there is no exception to the accounting policy concerning revenue recognition. We will delete the word "generally" in future filings.

Note 12. Directors’ and Officers’ Compensation, page F-18

6.              We note that you have not paid any salaries or other compensation to your officers or directors for the years ended December 31, 2005 and 2004 and the six months ended June 30, 2006. Please explain how they are compensated for their services. Quantify the estimated fair value of the services for all periods presented. If material, the company should reflect all costs of doing business, therefore, if an officer or executive is contributing time, contributed services should be valued and recorded, see SAB Topic 1B. Revise or advise.

                 The Company’s officers, directors and employees are not compensated in amounts or on terms that are comparable to the compensation packages offered by many companies located in the United States. For example, the Company estimated the fair value of the services rendered by its Chief Executive Officer, Mr. Fuzhi Song, to be approximately $4,000, $4,000 and $2,000 in 2004, 2005 and the six months ended June 30, 2006, respectively. These amounts represented 0.7%, 0.6% and 1.2% of "General and Administrative Expense" in 2004, 2005 and the six months ended June 30, 2006, respectively. Furthermore, the amounts represented 0.4%, 0.6% and 0.7% of "Net Income Available for Common Stockholders" in 2004, 2005 and the six months ended June 30, 2006, respectively. The Company considered these amounts to be immaterial. The fair value of the services rendered by the Company’s other officers is of a similar magnitude and the Company likewise considers these amounts to be immaterial, both individually and in the aggregate. Consequently, the financial statements for 2004 and 2005 were not adjusted.

Form 10-QSB for the quarter ended June 30, 2006

Notes to Condensed Consolidated Financial Statements, page 4

Note 3. Summary of Significant Accounting Policies, page 5

Recent accounting pronouncements, page 10

Securities and Exchange Commission
February 14, 2007

7.              We note your disclosure that you "plan to implement" SFAS 123R in the first quarter of 2006. Please tell us if you have implemented SFAS 123R and revise future filings to clarify.

                 The Company has not yet implemented any stock-based compensation plan and has no plan to implement stock based compensation plan in the coming future. We will make this point clearer in future filings.

Section 302 Certifications

8.              We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except as otherwise indicated in Commission statements or staff interpretations. Please refer to Section III of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Accordingly, please file an amendment to your 10-QSB for the period ended March 31, 2006 and June 30, 2006, that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(6)(31) of Regulation S-B.

                  We note your comment and the Company will file the required amendments in the near future.

* * *

                 The Company certifies to the Commission that (1) it is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Fuzhi Song

Fuzhi Song
Chief Executive Officer